Exhibit 99.2

This is a WHITE Proxy 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com MR SAM SAMPLE 123 SAMPLES STREET Security Class STAPLED UNITS SAMPLETOWN SS X9X 9X9 Holder Account Number C1234567890 I N D Fold WHITE Form of Proxy – Annual General Meetings to be held on June 15, 2017 (the “Meetings”) This WHITE Form of Proxy is solicited by and on behalf of Management of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) Notes to proxy 1. Every holder (each a “Unitholder”) of stapled units (“Stapled Units”) of Granite REIT and Granite GP (each Stapled Unit consisting of one trust unit of Granite REIT (a “REIT Unit”) and one common share of Granite GP (a “GP Share”)) has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the Meetings or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is received by or on behalf of Granite REIT and Granite GP. 5. The securities represented by this proxy will be voted as directed by the Unitholder. However, if such a direction is not made in respect of any matter, this proxy will be voted by the designated Management Appointee(s): FOR the Election of Trustees of Granite REIT as set out in the accompanying Circular; FOR the Election of Directors of Granite GP as set out in the accompanying Circular; FOR the Re-appointment of the Auditor of Granite REIT; and FOR the Re-appointment of the Auditor of Granite GP. 6. The securities represented by this proxy will be voted in favour or withheld from voting each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. 7. This proxy confers discretionary authority on the proxyholder to vote as the proxyholder sees fit in respect of amendments or variations to matters identified in the joint Notice of Meetings or other matters that may properly come before the Meetings or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 10:00 am, Toronto time, on June 13, 2017 or as otherwise specified in the accompanying Circular. If you have questions or need assistance completing this WHITE proxy please call: D.F. King Toll Free at 1-866-822-1237 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! . . . To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone the following web site: • You can enroll to receive future securityholder telephone. www.investorvote.com communications electronically by visiting www.investorcentre.com and clicking at the 312-588-4290 Direct Dial • Smartphone? bottom of the page. Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Appointees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01BPNC

MR SAM SAMPLE C1234567890 XXX 123 Appointment of Proxy Holder The undersigned Unitholder hereby appoints Michael Forsayeth, or Print the name of the person you are failing this person, Ilias Konstantopoulos (the “Management Appointees”) OR appointing if this person is someone other than the Management Appointees listed herein. as proxyholder of the undersigned, with full power of substitution, in respect of all the REIT Units and GP Shares (forming Stapled Units) held by the undersigned, to attend at, and to act and vote on behalf of the undersigned in respect of all matters that may come before the joint Annual Meetings (the “Meetings”) of the holders of Stapled Units (consisting of REIT Units and GP Shares) to be held at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Main Dining Room, Toronto, Ontario, Canada on June 15, 2017 at 10:00 am (Toronto time) and at any adjournment or postponement thereof. Capitalized terms used and not otherwise defined herein shall have the meaning attributed to such terms in the management information circular of Granite REIT and Granite GP dated May 15, 2017 (the “Circular”). VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Trustees of Granite REIT For Withhold For Withhold For Withhold 01. Donald Clow 02. Brydon Cruise 03. Remco G. Daal Fold 04. Peter Dey 05. Michael Forsayeth 06. Kelly Marshall 07. Gerald Miller 08. G. Wesley Voorheis 2. Election of Directors of Granite GP For Withhold For Withhold For Withhold 01. Donald Clow 02. Brydon Cruise 03. Remco G. Daal 04. Peter Dey 05. Michael Forsayeth 06. Kelly Marshall 07. Gerald Miller 08. G. Wesley Voorheis For Withhold 3. Re-appointment of the Auditor of Granite REIT Vote FOR or WITHHOLD from voting for the re-appointment of Deloitte LLP, as auditor of Granite REIT. 4. Re-appointment of the Auditor of Granite GP Vote FOR or WITHHOLD from voting for the re-appointment of Deloitte LLP, as auditor of Granite GP and authorize the directors of Granite GP to fix the auditor’s remuneration. Fold Signature(s) Date Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby DD / MM / YY revoke any proxy previously given in respect to the Meetings. If no voting instructions are. indicated above, this Proxy will be voted as recommended by Management. Interim Financial Statements – Mark this box if you Annual Report – Mark this box if you would like to receive would like to receive interim financial statements and the Annual Report and accompanying Management’s accompanying Management’s Discussion and Analysis Discussion and Analysis by mail. by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. MDTQ 225371 AR1 99999999999 01BPOC